UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-18687

ALARIS MEDICAL SYSTEMS, INC. (formerly known as ALARIS MEDICAL, INC., and filing on behalf of ALARIS MEDICAL SYSTEMS, INC.)

(Exact name of registrant as specified in its charter)
10221 Wateridge Circle San Diego, California 92121-1579 (858) 458-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
11-5/8% Senior Secured Notes due 2006 and 9-3/4% Senior Subordinated Notes due 2006

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	|_|	Rule 12h-3(b)(1)(i)	|X|
Rule 12g-4(a)(1)(ii)	|_|	Rule 12h-3(b)(1)(ii)	|_|
Rule 12g-4(a)(2)(i)	|_|	Rule 12h-3(b)(2)(i)	|_|
Rule 12g-4(a)(2)(ii)	|_|	Rule 12h-3(b)(2)(ii)	|_|
		Rule 15d-6	|X|

Approximate number of holders of record as of the certification or notice date:    None, as all Notes were retired.

Pursuant to the requirements of the Securities Exchange Act of 1934, ALARIS Medical Systems, Inc., as the successor by way of merger with the registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALARIS MEDICAL SYSTEMS, INC.
Date: June 30, 2003	/s/DAVID L. SCHLOTTERBECK David L. Schlotterbeck President and Chief Executive Officer